                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


     /X/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2001

     / /      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________


Commission File number 1-3247

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            THE CORNING INCORPORATED
                     INVESTMENT PLAN FOR UNIONIZED EMPLOYEES

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              CORNING INCORPORATED
                              ONE RIVERFRONT PLAZA
                                CORNING, NY 14831

Documents filed as part of this report:

          (a)  Index to financial statements filed as part of this report:

               The Statement of Net Assets Available for Plan Benefits as at December 31, 2001 and 2000, the Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001 and supplementary information, together with the report thereon of PricewaterhouseCoopers LLP dated June 10, 2002. The required financial statement schedules, if any, are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

          (b) Exhibits - The consent of PricewaterhouseCoopers LLP is attached hereto as Exhibit 23.1.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Unionized Hourly Employee Investment Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        THE CORNING INCORPORATED
                                        INVESTMENT PLAN FOR
                                        UNIONIZED EMPLOYEES


                                        By: /s/ Deborah G. Lauper
                                            ------------------------------------
                                        Deborah G. Lauper
                                        Member
                                        Unionized Hourly Employee
                                        Investment Plan Committee

Date: June 28, 2002

THE CORNING INCORPORATED
INVESTMENT PLAN FOR
UNIONIZED EMPLOYEES

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

THE CORNING INCORPORATED INVESTMENT PLAN
FOR UNIONIZED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
Report of Independent Accountants ....................................         1

Financial Statements:

Statements of Net Assets Available for Plan Benefits
   December 31, 2001 and 2000 ........................................         2

Statement of Changes in Net Assets Available for Plan Benefits,
   Year Ended December 31, 2001.......................................         3

Notes to Financial Statements ........................................      4-12

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Corning Incorporated Investment Plan
  Committee and the Participants in
The Corning Incorporated Investment Plan for Unionized Employees

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of The Corning Incorporated Investment Plan for Unionized Employees (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


June 10, 2002

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000
(AMOUNTS IN THOUSANDS)

                                                         2001         2000
ASSETS:
Investment in Corning Incorporated
  Master Investment Trust (Note 2)                   $  203,288    $  498,708
                                                     ----------    ----------
    NET ASSETS AVAILABLE FOR PLAN BENEFITS           $  203,288    $  498,708
                                                     ==========    ==========

   The accompanying notes are an integral part of these financial statements.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2001
(AMOUNTS IN THOUSANDS)

Allocated portion of decrease in net assets from
  investment activities in the Corning Incorporated
  Master Investment Trust (Note 2)                           $  (301,259)
                                                             -----------

Contributions:
  Employer contributions - cash                                    8,209
  Participant contributions                                       14,601
                                                             ===========

     Total contributions                                          22,810
                                                             ===========

Distributions to participants                                    (22,506)
                                                             ===========

Net transfer from other qualified plans                            5,535
                                                             ===========

     Change in net assets available for plan benefits           (295,420)

Net assets available for Plan benefits:
  Beginning of year                                              498,708
                                                             ===========

  End of Year                                                $   203,288
                                                             ===========

   The accompanying notes are an integral part of these financial statements.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1.   DESCRIPTION OF PLAN

     GENERAL

     The following brief description of The Corning Incorporated Investment Plan for Unionized Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete description of the Plan's provisions.

     The Plan is a defined contribution profit-sharing-thrift-savings plan established in January 1984 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

     ADMINISTRATION

     The Plan is administered by the Corning Incorporated Investment Plan Committee (the "Committee"), appointed by the Board of Directors of Corning Incorporated (the "Company"). The Committee shall administer the Plan in accordance with its terms and applicable laws and shall have all necessary and appropriate powers to carry out the provisions of the Plan.

     TRUSTEE AND RECORDKEEPER

     The Plan's assets are held by J. P. Morgan Chase Bank, N.A. (the "Trustee"), as trustee. The recordkeeper is Mellon HR Solutions.

     ELIGIBILITY

     The Plan covers all union employees of participating unions which contract with the Company. An employee is eligible for participation in the Plan upon reaching the age of 18 and completing one year of eligible service. Notwithstanding the foregoing, an employee who has attained age 18 and is scheduled on a normal basis to work at least 16 hours a week shall be immediately eligible. At December 31, 2001, the unions at the following locations participated in the Plan:

          Blacksburg, Virginia              Greenville, Ohio
          Canton, New York                  Harrodsburg, Kentucky
          Corning, New York                 Oneonta, New York
          Danville, Virginia                State College, Pennsylvania
          Erwin, New York                   Wilmington, North Carolina

     CONTRIBUTIONS - EMPLOYER

     The Company makes matching contributions, out of profits (as defined in the Plan), as a percentage of a participant's first 5% of compensation contributed according to years of service as of December 31 of the prior year as follows:

               -  less than 19 years of service               50%
               -  19 but less than 24 years of service        75%
               -  24 or more years of service                100%

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1.   DESCRIPTION OF PLAN (CONTINUED)

     CONTRIBUTIONS - EMPLOYER (CONTINUED)

     All matching Company contributions are invested in the Corning Common Stock Fund. At December 31, 2001 and 2000, the Corning Common Stock Fund contains net assets of approximately $43,500 and $238,300, respectively, that are non-participant directed as a result of the accumulation of matching contributions made by the Company and the related earnings on those contributions. Benefit payments from this non-participant directed fund amounted to approximately $4,700 in 2001.

     Effective January 1, 2002, all past and future Company contributions to the Plan are fully vested after three years of service. All contributions become fully vested upon total and permanent disability, death or retirement.

     With respect to all employees eligible to participate in the Plan, beginning in January of the year the participant is expected to reach 10 years of vesting service and irrespective of whether such employee has elected to contribute to the Plan, the Company contributes weekly or monthly (based on employee's pay frequency) a supplemental contribution to the Corning Common Stock Fund an amount equal to 1.175% of such employee's compensation.

     CONTRIBUTIONS - PARTICIPANTS

     Generally, participants may contribute up to 15% of their base salary on a before tax basis, after tax basis or any combination of the two, to the Plan. Highly compensated participants are limited to contribute 1% to 9% of their base salary before tax, and 1% to 6% of their base salary after tax, not to exceed 15% in total. The maximum amount a participant can contribute to the Plan on a before tax basis is $10,500 per year as adjusted by the Internal Revenue Service for cost of living increases.

     Participants may also elect to have their contributions invested in the Corning Common Stock Fund on a before or after tax basis. The Company will make a premium matching contribution for the account of each participant in an amount equal to 15% of such participant's contributions to the Corning Common Stock Fund.

     FUND TRANSFERS

     Participants are allowed to transfer their accumulated contributions between funds. There are certain restrictions, however, on transfers involving the Corning Common Stock Fund. First, only participants age 55 or over are allowed to transfer Company contributions in the Corning Common Stock Fund into any of the other investment funds. Second, employee contributions into the Corning Common Stock Fund are available for transfer out after the funds have been in the Plan for five years. The earnings on employee contributions to the Corning Common Stock Fund are unrestricted and eligible for transfer at any time.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1.   DESCRIPTION OF PLAN (CONTINUED)

     FUND TRANSFERS (CONTINUED)

     Effective January 1, 2002, the following Plan amendments apply to employees at the Erwin Park Photonics Plan in Erwin, New York who are covered by a collective bargaining agreement:

          - Employees age 55 or over may transfer Company contributions back into the Corning Common Stock Fund at any time, and

          - Employee contributions in the Corning Common Stock Fund are no longer subject to the five-year restriction described above.

     No transfers may be made into the Corning Preferred Stock Fund. Transfers from the Corning Preferred Stock Fund can only be made to the Corning Common Stock Fund.

     DISTRIBUTIONS TO PARTICIPANTS

     Distributions are made upon retirement (i.e., at least age 55 with five years of service) or in the event of a participant's total and permanent disability, death or other termination of employment. A retired participant can elect to receive distributions in a lump sum, installments, or intermittent withdrawals. The Plan also provides for withdrawals by participants prior to termination. As of December 31, 2001 and 2000, there were 3,319 and 2,949, respectively, terminated and retired participants in the Master Trust with a total vested value of $379,097 and $573,732, respectively.

     PARTICIPANT LOANS

     Participants are eligible to obtain loans from the Plan. Loans are limited to one loan with a repayment term not to exceed 4.5 years, except for primary residence loans in which the term may not exceed 10 years. The maximum amount of any loan is the lesser of one-half of the vested account balance, or $50,000 (with a $1,000 minimum). The interest rate on a loan is the prime rate plus 1% on the last business day of the month before the request for a loan.

     ADMINISTRATIVE FEES

     Participants in the Plan are charged an account fee which is deducted from each participant's account. Also, participants in the Plan are charged a loan fee which decreases the participant's loan proceeds.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements are prepared on the accrual basis of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Due to the inherent uncertainty involved in making estimates actual results reported in future periods may be based on amounts that could differ from those estimates.

     BASIS OF ALLOCATION FROM THE CORNING INCORPORATED MASTER INVESTMENT TRUST

     The Plan has a specific interest in the Corning Incorporated Master Investment Trust (the "Master Trust") in which another plan sponsored by the Company also participates. The Plan's specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan's specific interest in the net assets of the Master Trust. At December 31, 2001 and 2000, the Plan's percentage interest in the net assets of the Master Trust was approximately 18% and 23%, respectively.

     VALUATION OF MASTER TRUST INVESTMENTS

     Master Trust investments in mutual and collective trust funds are recorded at fair market value based upon the net asset value announced by the fund on the last business day of the year. Investment contracts are valued at contract value, representing contributions made plus interest at the contract rate, less funds withdrawn and administrative expenses. There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 2001, the average crediting interest rate was approximately 7%. The Company's Preferred Sock is valued at 14.37 times the market value of Corning Common Stock (Note 3). Participant loans receivable are valued at cost plus accrued interest which approximates fair value.

     RISK AND UNCERTAINTIES

     The Plan's investment securities are exposed to various risks, such as changes in interest rates and market returns. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in valuations in the near term would materially affect participants' account balances and the amounts of such investments reported in the Plan's financial statements.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

3.   INVESTMENTS

     Participants who contribute to the Plan may elect to have their contributions invested in any combination of the following funds on a before or after tax basis:

          - Stable Value Fund
          - Vanguard Institutional Index Fund
          - Pelican Fund
          - W. P. Stewart Fund
          - Vanguard Balanced Index Fund
          - Vanguard International Growth Fund
          - Fidelity Contrafund
          - Putnam New Opportunities Fund
          - Vanguard Small-Cap Index Fund
          - Vanguard Total Bond Market Index Fund
          - Corning Common Stock Fund

     STABLE VALUE FUND

     The Stable Value Fund is invested in a diversified portfolio of fixed income investments. These investments include Guaranteed Investment Contracts issued and guaranteed by insurance companies and U.S. Government agency investments. The Stable Value Fund seeks to provide a stable rate of return with safety of principal and liquidity as primary objectives.

     VANGUARD INSTITUTIONAL INDEX FUND

     The Vanguard Institutional Index Fund seeks to mirror the performance of the overall stock market by investing in large company stocks.

     PELICAN FUND

     The Pelican Fund is invested in large company stocks. The Pelican Fund seeks to provide moderate to high earnings with moderate to high variability of returns.

     W. P. STEWART FUND

     The W.P. Stewart Fund is invested in a variety of growth stocks. The fund seeks moderate to high earnings with moderate to high variability of returns.

     VANGUARD BALANCED INDEX FUND

     The Vanguard Balanced Index Fund seeks income as well as long-term growth of capital and income with moderate variability of returns by investing 60% of its assets in stocks and 40% of its assets in bonds.

     VANGUARD INTERNATIONAL GROWTH FUND

     The Vanguard International Growth Fund seeks high earnings and high variability of returns by investing in stocks of large, non-U.S. companies with good growth potential.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

3.   INVESTMENTS (CONTINUED)

     FIDELITY CONTRAFUND

     The Fidelity Contrafund seeks high earnings with high variability of returns by investing in stocks of medium sized and some small and large sized companies.

     PUTNAM NEW OPPORTUNITIES FUND

     The Putnam New Opportunities Fund seeks high earnings with high variability of returns by investing in stocks of small, medium and some large sized companies with good growth potential in fast-growing industries.

     VANGUARD SMALL-CAP INDEX FUND

     The Vanguard Small-Cap Index Fund seeks long-term growth of capital with high variability of returns by investing in small company stocks.

     VANGUARD TOTAL BOND MARKET INDEX FUND

     The Vanguard Total Bond Market Index Fund seeks a high level of interest income with low-to-moderate variability of returns by investing in U.S. Treasury, federal agency, mortgage-backed and high-quality corporate bonds.

     CORNING COMMON STOCK FUND

     The Corning Common Stock Fund seeks high earnings with high variability of returns by investing in Corning Common Stock.

     The number of participants in each fund category at December 31 was as follows:

                                                   2001            2000
         Fixed Income Fund                          989           2,874
         Mutual Funds                             4,031           7,226
         Equity Fund                                376           1,138
         Corning Common Stock Fund                3,222           5,590
         Corning Preferred Stock Fund                 -             224

     As many eligible employees participate in more than one fund, the total number of participants in the plan is less than the sum of the number of participants shown above. A total of 7,371 and 5,754 employees participated in the Plan at December 31, 2001 and 2000, respectively.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

3.   INVESTMENTS (CONTINUED)

     The following presents the Master Trust's investments at December 31:

                                         2001              2000
     Fixed Income Funds              $    429,902      $    447,942
     Mutual Funds                         376,331           431,738
     Equity Funds                          37,919            47,186
     Corning Common Stock                 244,024         1,162,412
     Corning Preferred Stock                9,236            62,259
     Participant Loans                     19,788            20,576
                                     ------------      ------------
                                     $  1,117,200      $  2,172,113
                                     ============      ============

     The fair values of investments representing 5% or more of Master Trust assets at December 31, 2001 are as follows:

     Corning Common Stock Fund                         $    244,024
     Pelican Fund                                            68,504
     Vanguard Institutional Index Fund                      113,832
     Stable Value Fund                                      429,792

     During 2001, the Master Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,109,254 as follows:

     Mutual Funds                                      $    (56,640)
     Equity Funds                                            (6,108)
     Corning Common Stock                                  (997,070)
     Corning Preferred Stock                                (49,436)
                                                       ------------
                                                       $ (1,109,254)
                                                       ============

     During 2001, the Plan's investments earned interest and dividends in the amount of $29,360 and $14,099, respectively.

4.   INVESTMENT IN THE CORNING PREFERRED STOCK FUND

     Effective September 6, 1989, the Plan was amended to reflect the creation of a Series B Convertible Preferred Stock, $100 par value (the "Preferred Stock") to be offered to Plan participants. The participants were given the opportunity to designate a portion of their contributions to be invested in the Preferred Stock.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

4.   INVESTMENT IN THE CORNING PREFERRED STOCK FUND (CONTINUED)

     Distributions paid and transfers from the Corning Preferred Stock Fund must first be converted to the Company's Common Stock in whole shares only. The conversion rate is 14.37 shares of Common Stock for each share of Preferred Stock converted, with a minimum value of $100 (par value). Effective October 3, 2000, a 3-for-1 stock split increased the conversion rate from
     4.79 to 14.37. The $100 floor applies to all transactions involving Preferred Stock unless the participant is under age 55 and the transaction is a non-hardship withdrawal.

     Dividends on the Preferred Stock are declared quarterly and are payable as of the end of each calendar quarter. The dividend rate is equal to $2 per share of preferred stock. Dividends paid on shares of Preferred Stock are reinvested in the Stable Value Fund.

5.   INVESTMENT IN THE CORNING COMMON STOCK FUND

     During 2001, the Master Trust purchased 4,450,529 shares of the Company's Common Stock at an aggregate cost of $82,787 and sold 755,863 shares for proceeds of $18,408 resulting in realized gains of $8,571. The Master Trust distributed 468,902 shares of Common Stock having a market value of $10,194 (cost of $6,647). The participants of the plans converted preferred shares or contributed cash for the purchase of 1,724,619 shares of Common Stock having a market value of $26,318 to the Master Trust. At December 31, 2001 and 2000, the Master Trust held 26,816,849 and 21,884,466 shares of Common Stock of the Company, respectively, of which the Plan had specific ownership of 7,451,666 and 6,636,487 shares, respectively. The activity in the Corning Common Stock Fund prior to October 3, 2000 was adjusted for the 3-for-1 stock split effective October 3, 2000.

6.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the Provisions of ERISA. In the event of Plan termination, all amounts credited to participants' accounts will become 100% vested and will be distributed to participants in accordance with plan provisions.

7.   TAX STATUS

     The Plan received a favorable determination letter dated March 11, 1996 from the Internal Revenue Service indicating that it meets the requirements of Section 401(a) of the Internal Revenue Code and qualifies as a tax-exempt organization. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

THE CORNING INCORPORATED INVESTMENT
PLAN FOR UNIONIZED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

8.   SUBSEQUENT EVENT

     On June 10, 2002, the market value of Corning Common Stock was $3.94 per share which represented a $4.98 or 56% decrease from the December 31, 2001 market value of $8.92 per share. This decrease in the market value resulted in an unrealized loss of approximately $37,109 for the 7,451,666 shares of Corning Common Stock held on behalf of the Plan at December 31, 2001.